FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

    Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                         For the month of September 2002

                           GEMPLUS INTERNATIONAL S.A.
             (Exact name of registrant as specified in its charter)

                           Gemplus International S.A.
                  (Translation of registrant's name in English)

                                 Aerogolf Center
                                   1 Hohenhof
                              L-2633 Senningerberg
                            Grand Duchy of Luxembourg
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F  X   Form 40-F
                                   ---            ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                Yes      No  X
                                    ---     ---



INDEX                                                                                                Page No
                                                                                                     -------
Part I - Financial Information

  Item 1.  Financial Statements.............................................................................2


                  Condensed Consolidated Statements of Income
                  Three and Six Months Ended June 30, 2002 and 2001 (Unaudited).............................2

                  Condensed Consolidated Balance Sheets
                  June 30, 2002 (Unaudited) and December 31, 2001...........................................3

                  Condensed Consolidated Statements of Cash Flows
                  Six Months Ended June 30, 2002 and 2001 (Unaudited).......................................4

                  Consolidated Statement of Changes in Shareholders' Equity
                  Six Months Ended June 30, 2002 (Unaudited)................................................5

                  Notes to the Condensed Consolidated Financial Statements (Unaudited)......................6

  Item 2.  Management's Discussion and Analysis of Financial Condition and Results of Operations............18

  Item 3.  Qualitative Disclosures About Market Risk........................................................29


Part II - Other Information


  Item 1.  Legal proceedings................................................................................30

  Item 2.  Changes in securities............................................................................30

  Item 3.  Default upon senior securities...................................................................30

  Item 4.  Submission of Matters to a Vote of Security Holders..............................................30

  Item 5.  Other Information................................................................................32

  Item 6.  Exhibits and other Reports on Form 6-K...........................................................32


Signature...................................................................................................33


                           GEMPLUS INTERNATIONAL S.A.
                          Quarterly Report on Form 6-K
                       For the period ended June 30, 2002


Item 1. Financial Statements


Condensed Consolidated Statements of Income

                                         (in thousands of euros, except share and per share data)
                                     ------------------------------------------------------------
                                             Three months ended            Six months ended
                                          June 2002     June 2001       June 2002     June 2001
                                                (unaudited)                   (unaudited)
                                     ------------------------------------------------------------
Net sales                                  209,798       252,252         386,330       545,883
Cost of sales                             (161,430)     (159,567)       (301,786)     (353,295)

Gross Profit                                48,368        92,685          84,544       192,588


Research and development expenses          (23,126)      (32,645)        (50,502)      (62,309)
Selling and marketing expenses             (28,491)      (46,913)        (60,588)      (92,603)
General and administrative expenses        (20,978)      (25,492)        (45,032)      (52,562)
Goodwill amortization                       (7,242)       (6,711)        (13,378)      (14,436)

Operating loss before restructuring        (31,469)      (19,076)        (84,956)      (29,322)

Restructuring expenses                     (43,129)      (28,466)        (62,453)      (28,466)

Operating loss                             (74,598)      (47,542)       (147,409)      (57,788)

Interest income and (expense), net         (62,253)        1,652         (57,490)       10,074

Other income (expense), net                 (4,345)       (9,480)         (9,544)      (14,636)

Loss before taxes                         (141,196)      (55,370)       (214,443)      (62,350)

Income taxes benefit                        18,129        15,579          28,913        15,400

-----------------------------------------------------------------------------------------------
Net loss                                  (123,067)      (39,791)       (185,530)      (46,950)
-----------------------------------------------------------------------------------------------

Net loss per share
Basic                                        (0.20)        (0.06)          (0.31)        (0.07)
Diluted                                      (0.20)        (0.06)          (0.31)        (0.07)

Shares used in net loss per share
calculation
Basic                                  606,619,119   641,804,505     606,204,557   640,258,293
Diluted                                606,619,119   641,804,505     606,204,557   640,258,293




In filings with the Commission des Operations de Bourse and its annual report to shareholders, the Company has included goodwill amortization below operating income (loss). See Note 10.


The accompanying notes are an integral part of these condensed financial statements

                           GEMPLUS INTERNATIONAL S.A.
                          Quarterly Report on Form 6-K
                       For the period ended June 30, 2002



Condensed Consolidated Balance Sheets



                                                                             (in thousand of euros)
                                                              --------------------------------------
                                                                June 30, 2002    December 31, 2001
                                                              --------------------------------------
Assets                                                           (unaudited)
Current assets:
Cash and cash equivalents                                            411,752             490,652
Trade accounts receivable, net                                       145,468             188,635
Inventory, net                                                       106,865             139,794
Other current assets                                                 112,661             103,733

Total current assets                                                 776,746             922,814

Non-current assets:
Property, plant and equipment, net                                   246,516             268,784
Goodwill, net                                                        101,464             116,580
Other non-current assets                                             206,576             222,514

Total non-current assets                                             554,556             607,878

---------------------------------------------------------------------------------------------------
Total assets                                                       1,331,302           1,530,692
---------------------------------------------------------------------------------------------------

Liabilities

Current liabilities:
Accounts payable                                                     106,518             109,661
Accrued liabilities and other                                        146,337             168,905
Current obligations under capital leases                               3,676               3,734

Total current liabilities                                            256,531             282,300

Non-current liabilities:
Long-term obligations under capital leases                            42,656              32,581
Long-term debt, less current portion                                       -                  14
Other non-current liabilities                                         24,484              30,859

Total non-current liabilities                                         67,140              63,454

Minority interest                                                     13,222              17,176

Shareholders' equity
Ordinary shares no legal par value, 2,000,000,000
shares authorized, 637,756,588 and 641,396,497 shares
issued and outstanding at June 30, 2002 and
December 31, 2001, respectively                                      127,268             127,056
Additional paid-in capital                                         1,029,153           1,027,850
Retained earnings                                                    (74,997)            125,016
Other comprehensive income                                             6,694              (3,968)
Less, cost of treasury shares                                        (93,709)           (108,192)

Total shareholders' equity                                           994,409           1,167,762

-------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                         1,331,302           1,530,692
-------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these condensed financial statements

                           GEMPLUS INTERNATIONAL S.A.
                          Quarterly Report on Form 6-K
                       For the period ended June 30, 2002



Condensed Consolidated Statements of Cash Flows


                                                                 (in thousands of euros)
                                                            ------------------------------
                                                               Six months ended June 30,

                                                                 2002             2001
                                                            ------------------------------
Cash flows from operating activities:                                 (unaudited)
Net loss                                                        (185,530)        (46,950)
Adjustments to reconcile net loss to net cash from
  operating activities:
   Depreciation and amortization                                  52,418          59,536
   Change in other non-current liabilities                          (819)         (9,599)
   Gain on assets sold                                             2,466             208
   Provision for income taxes                                    (28,913)        (15,400)
   Other, net                                                       (331)          1,253
Changes in operating assets and liabilities:
   Trade accounts receivable and related current liabilities      31,147          69,815
   Trade accounts payable and related current assets              (6,124)        (72,437)
   Inventories                                                    26,484         (49,359)
   Value-added and income taxes                                  (14,130)        (14,327)
   Other, net                                                    (27,502)          2,106
   Restructuring reserve                                          41,799          25,994
   Litigation expenses                                           (18,120)              -
   Management severance expenses                                 (10,629)              -
   Provision for a loan to the former Chairman of the Board       66,938               -

------------------------------------------------------------------------------------------
Net cash used in operating activities                            (70,846)        (49,160)

Cash flows from investing activities:
   Sale / (Purchase) of activities net of cash
     disposed / (acquired)                                             -            (122)
   Other investments                                             (12,220)        (35,785)
   Purchase of property, plant and equipment                     (22,258)        (71,535)
   Purchase of other assets                                       (1,725)        (10,814)
   Change in non-trade accounts payable and other
     current assets                                                3,106          (4,532)

------------------------------------------------------------------------------------------
Net cash used in investing activities                            (33,097)       (122,788)

Cash flows from financing activities:
   Proceeds from exercise of share options                         1,514           6,967
   Purchase of Gemplus S.A. shares                                     -          (6,982)
   Proceeds from minority contribution                               367               -
   Payments on long-term borrowings                                  (58)         (1,732)
   Proceeds from sale-leaseback operations                        11,762               -
   Principal payments on obligations under capital leases         (1,745)         (1,598)
   Increase (decrease) in bank overdrafts                         (2,589)         11,078
   Dividends paid by subsidiaries to minority shareholders        (5,002)         (4,256)
   Change in treasury shares                                           -            (581)
   Interest receivable on loans to senior management              (1,706)         (1,796)
   Change in non-trade accounts payable on financing
     activities                                                        -          (8,044)

------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                2,543          (6,944)

Effect of exchange rate changes on cash                           22,500         (27,460)
Net increase (decrease) in cash and cash equivalents            (101,400)       (178,892)
Cash and cash equivalents, beginning of period                   490,652         636,284

------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                         411,752         429,932
------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these condensed financial statements


Consolidated Statement of Changes in Shareholders' Equity

                              Number of     Share      Additional     Retained     Net loss      Other    Treasury     Total
                               shares       value       paid-in       earnings                  compre-    shares
                                                        capital                                 hensive
                                                                                                income
---------------------------------------------------------------------------------------------------------------------------------
Balance at December
31, 2001                     641,396,497   127,056     1,027,850        225,236    (100,220)    (3,968)   (108,192)   1,167,762
---------------------------------------------------------------------------------------------------------------------------------

Allocation of prior year
earnings                               -         -             -       (100,220)    100,220          -           -            -

Net loss                               -         -             -              -    (185,530)         -           -     (185,530)

Shares issued by
Gemplus S.A. pursuant
to share options
exercised to be
contributed                      596,600         -           849              -           -          -           -          849

Contribution of Gemplus
S.A. shares to Gemplus
International S.A.                     -       132          (132)             -           -          -           -            -

Shares issued by
Gemplus International S.A.
pursuant to share
options exercised                398,350        80           586              -           -          -           -          666

Cancellation of treasury
shares                        (4,634,859)        -             -        (14,483)          -          -      14,483            -

Change in other
comprehensive income                   -         -             -              -           -     10,662           -       10,662

---------------------------------------------------------------------------------------------------------------------------------
Balance at June 30,
2002 (unaudited)             637,756,588   127,268     1,029,153        110,533    (185,530)     6,694     (93,709)     994,409
---------------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these condensed financial statements

                           GEMPLUS INTERNATIONAL S.A.
                          Quarterly Report on Form 6-K
                       For the period ended June 30, 2002



Notes to the Condensed Consolidated Financial Statements


1/       Basis of presentation and accounting policies

These unaudited interim financial statements prepared in accordance with International Accounting Standards (IAS), reflect all normal recurring adjustments which are, in the opinion of management, necessary to present fairly, in all material respects, the financial position of Gemplus International S.A. (the "Company") and its subsidiaries as of June 30, 2002, and the results of operations for the three-month periods ended June 30, 2002 and 2001. All material intercompany balances have been eliminated. Because all of the disclosures required by IAS are not included, these interim statements should be read in conjunction with the audited financial statements and accompanying notes in the Company's annual report for the year ended December 31, 2001. The year-end condensed balance sheet data was derived from the audited financial statements and does not include all of the disclosures required by generally accepted accounting principles. The statements of operations for the periods presented are not necessarily indicative of results to be expected for any future period, nor for the entire year.

The annual consolidated financial statements of the Company are prepared in accordance with IAS. As of January 1, 2001, the Company has adopted the new standard applicable for the first time to financial statements of periods beginning after January 1, 2001, relating to Financial Instruments (IAS 39).


2/       Inventories

Inventories are stated at the lower of cost or market (with cost being determined principally on the weighted average cost basis).

Inventory consists of the following:

                                           (in thousands of euros)
-------------------------------------------------------------------

                                    June 30, 2002      December 31,
                                     (unaudited)           2001
-------------------------------------------------------------------
Raw materials and supplies              43,521            63,621
Work-in-process                         64,293            79,394
Finished goods                          14,340            14,738
-------------------------------------------------------------------
Inventory, gross                       122,154           157,753
-------------------------------------------------------------------
Less, inventory allowance              (15,289)          (17,959)
-------------------------------------------------------------------
Inventory, net                         106,865           139,794
-------------------------------------------------------------------


3/       Common control transactions

As at June 30, 2002, certain shares of Gemplus S.A. held mainly by employees have not yet been contributed to Gemplus International S.A. for administrative and legal reasons. The total amount of shares to be issued by Gemplus International S.A. upon the contribution of Gemplus S.A. shares amounted to 6,049,500 shares, representing 0.95% of the shareholdings of Gemplus International S.A., which in total was represented by 637,756,588 shares outstanding as at June 30, 2002.


4/       Net loss per share

A reconciliation of the numerator and denominator of basic and diluted net income per share is provided in the following table:



                                                       (in thousands of euros, except shares and per share data)
----------------------------------------------------------------------------------------------------------------

                                                             Three months ended               Six months ended
                                                                  June 30,                        June 30,
                                                            2002            2001            2002          2001
                                                                (unaudited)                    (unaudited)
----------------------------------------------------------------------------------------------------------------

Basic and diluted net loss (numerator)                    (123,067)        (39,791)      (185,530)      (46,950)
----------------------------------------------------------------------------------------------------------------

Shares used in basic net loss per share calculation
(denominator):

----------------------------------------------------------------------------------------------------------------
Weighted average number of common shares
outstanding                                            638,462,673     641,804,505    639,979,302   640,258,293

Weighted average number of treasury shares             (31,843,554)              -    (33,774,745)            -
----------------------------------------------------------------------------------------------------------------
Weighted average number of common shares
outstanding (basic)                                    606,619,119     641,804,505    606,204,557   640,258,293
----------------------------------------------------------------------------------------------------------------
Dilutive effect of stock options                           934,557      11,153,592      2,514,663    32,652,553

Dilutive effect of warrants                                      -       1,158,301         56,147     1,469,431
Dilutive effect of shares to be issued following
acquisitions of Celocom Ltd and Slp InfoWare SA                  -               -              -       378,074
----------------------------------------------------------------------------------------------------------------
Weighted average diluted number of shares
outstanding                                            607,553,676     654,116,398    608,775,367   674,758,351
----------------------------------------------------------------------------------------------------------------
Shares used in diluted net loss per share
(denominator)                                          606,619,119     641,804,505    606,204,557   640,258,293
----------------------------------------------------------------------------------------------------------------
Basic net income (loss) per share                            (0.20)          (0.06)         (0.31)        (0.07)
Diluted net income (loss) per share                          (0.20)          (0.06)         (0.31)        (0.07)



5/       Segment reporting

As of January 1, 2002, the Company elected to change the reporting of its business segments, and restated its prior periods' presentation to conform to this revised segment reporting.

All the activities formerly reported as part of the Network Systems segment and the Other operating segment have been transferred to the Financial Services and Security segment, except the access control systems activities of the Company's former subsidiary Skidata and the electronic smart labels solutions activities of the Company's former Tag subsidiary, which have been reported separately under "Disposed Operations", as they were sold during the third quarter of 2001. Consequently, the Financial Services and Security segment includes systems and services based on chip card technology in areas such as financial services, identification, health care, corporate security, loyalty programs, transportation access, pay-television applications, e-business security activities as well as magnetic stripe plastic cards for banking applications. The Company's activities in this segment also include the sales of smart card readers to customers as well as smart card interfacing technologies to device manufacturers. There is no change with respect to the Telecommunications segment, which includes the Company's wireless solutions, as well as prepaid telephone cards and other products.

This change in business segment reporting is consistent with the changes in the Company's financial reporting structure incorporated in its management reporting. The Company`s two operating segments, the Telecommunications segment and the Financial Services and Security segment, have a different customer base, and each of them has separate financial information available. These segments are evaluated regularly by the management in deciding how to allocate resources and in assessing performance. The Company's management makes decisions about resources to be allocated to the segments and assesses their performance using revenues and gross margins. The Company does not identify or allocate assets to the operating or geographic segments nor does management evaluate the segments on this criterion on a regular basis.


The following tables present selected data for the three-month and six-month periods ended June 30, 2002 and 2001:


                                                            (in thousands of euros)
-------------------------------------------------------------------------------------
                                        Three months ended        Six months ended
                                             June 30,                 June 30,
                                         2002        2001         2002         2001
                                            (unaudited)              (unaudited)
-------------------------------------------------------------------------------------
Net sales
Telecommunications                      141,752     166,728      263,163     380,043
Financial Services and Security          68,046      69,147      123,167     131,594
Disposed Operations                           -      16,377            -      34,246

-------------------------------------------------------------------------------------
Net sales                               209,798     252,252      386,330     545,883
-------------------------------------------------------------------------------------

Gross profit
Telecommunications                       34,573      66,670       66,463     151,067
Financial Services and Security          13,795      18,555       18,081      28,352
Disposed Operations                           -       7,460            -      13,169

-------------------------------------------------------------------------------------
Gross profit                             48,368      92,685       84,544     192,588
-------------------------------------------------------------------------------------

Research and development expenses       (23,126)    (32,645)     (50,502)    (62,309)
Selling and marketing expenses          (28,491)    (46,913)     (60,588)    (92,603)
General and administrative expenses     (20,978)    (25,492)     (45,032)    (52,562)
Goodwill amortization                    (7,242)     (6,711)     (13,378)    (14,436)

-------------------------------------------------------------------------------------
Operating loss before restructuring     (31,469)    (19,076)     (84,956)    (29,322)
-------------------------------------------------------------------------------------

Restructuring expenses                  (43,129)    (28,466)     (62,453)    (28,466)

-------------------------------------------------------------------------------------
Operating loss                          (74,598)    (47,542)     (147,409)   (57,788)
-------------------------------------------------------------------------------------



Note:
Disposed operations include Skidata and Tag activities, which were sold during the third quarter of 2001.

In filings with the Commission des Operations de Bourse and its annual report to shareholders, the Company has included goodwill amortization below operating income (loss). See Note 10.

The following is a summary of sales by geographic area for the three-month and six-month periods ended June 30, 2002 and 2001:


                                                         (in thousands of euros)
--------------------------------------------------------------------------------
                                 Three months ended           Six months ended
                                       June 30,                    June 30,
                                 2002          2001           2002         2001
                                    (unaudited)                  (unaudited)
--------------------------------------------------------------------------------

Europe, Middle East, Africa      104,245      106,577        195,888     245,235
Asia                              63,208       74,621        107,466     171,952
Americas                          42,345       54,677         82,976      94,450
Disposed operations                    -       16,377              -      34,246

--------------------------------------------------------------------------------
Net sales                        209,798      252,252        386,330     545,883
--------------------------------------------------------------------------------


Note: Disposed operations include Skidata and Tag activities, which were sold during the third quarter of 2001, and were reported primarily in the Europe, Middle East and Africa region during the first quarter of 2001.


6/       Ordinary shares

In March 2002, the Company issued 596,600 shares following the exercise of Gemplus SA stock options held by employees.

In April 2002, the Company issued 661,300 shares following the contribution of 13,226 shares of Gemplus S.A. held mainly by employees. For accounting purposes, these shares were already assumed to be a component of shareholder's equity.

In April 2002, the Company issued 398,350 shares following the exercise of Gemplus International S.A. stock options held by employees.

As at December 31, 2001, the Company held directly 4,780,907 shares of its outstanding common stock and an indirect subsidiary held 30,925,029 shares of its outstanding common stock. At the extraordinary general meeting of shareholders held on April 17, 2002, shareholders approved the cancellation of 4,634,859 shares held directly pursuant to the Company's stock repurchase program, as well as the cancellation of the 30,743,679 shares held by its indirect subsidiary at the time as such shares may be transferred to the Company. The 4,634,859 shares were cancelled without reduction of the issued share capital of the Company but with a consequential increase of the accounting par of the shares in issue. As at June 30, 2002, the Company held 31,077,077 shares of its outstanding common stock.

As mentioned in Note 3, as at June 30, 2002, the total amount of shares to be issued by Gemplus International S.A. upon the contribution of Gemplus S.A. shares amounted to 6,049,500 shares, representing 0.95% of the shareholdings of Gemplus International S.A., which in total was represented by 637,756,588 shares outstanding as at June 30, 2002.


7/       Restructuring

In addition to the restructuring program that was put into place in the second quarter of 2001, the Company announced on February 6, 2002 a further restructuring and rationalization program. The Company began to implement the program and recorded a pre-tax restructuring charge of (euro) 19,324 thousand in the Consolidated Statement of Income for the first quarter of 2002 (Phase 1) and an additional (euro) 43,129 thousand in the Consolidated Statement of Income for the second quarter of 2002 (Phase 2), resulting in a total restructuring expense of (euro) 62,453 thousand during the six-month period ended June 30, 2002.

Phase 1 and Phase 2 of the 2002 restructuring program relate to the termination of 767 employees. The Company expects that additional initiatives (non-renewal of temporary employment contracts and reduction of subcontractors) combined with natural attrition will bring the overall reduction in employees to approximately 1,140 in 2002, representing 16% of the Company's global workforce as at December 31, 2001.

The 2002 restructuring program (Phase 1 as well as Phase 2) affects all areas within the Company (Manufacturing, Selling, Marketing, Research and Development and General and Administrative functions). The overall reduction of the workforce is broken down as follows:

o    Manufacturing organization: 550 employees,
o    General and administrative functions: 245 employees,
o    Selling and marketing organization: 215 employees, and
o    Research and development organization: 130 employees.

Phase 1 of the 2002 restructuring program involved the termination of 236 employees, mainly in North and South America, the United Kingdom, Northern Europe and Asia. The restructuring charge also included costs related to the rationalization of office facilities in North America, the United Kingdom and Northern Europe, as well as asset write-offs related to the rationalization of these facilities.

Phase 2 of the 2002 restructuring charge related to the termination of an additional 531 employees with a majority of reductions relating to the social plans in France (385 employees) and Germany (69 employees). It also included further reductions made in the United Kingdom, Southern Europe, North America and Asia.

In France and Germany, the Company was required to carry out consultations with employee representatives before implementing workforce reductions. This consultation process was completed during the second quarter of 2002 and the content of the plan was finalized and communicated to the employees. In France, the social plan is based on voluntary leave with a total target of 385 departures. The Company had previously announced a reduction of 416 employees; however, there were 31 departures prior to the finalization of the procedure.

In addition to the charge associated with the termination of employees, the restructuring charge recorded during the second quarter of 2002 also included costs related to the shutdown of a personalization center in the Paris, France, area, the reduction of office space in the South of France, the reduction of production floor space in one of the German factories, and the close of office facilities in North America and Spain. The restructuring charge recorded during the second quarter of 2002 also included asset write-offs related to the rationalization of these facilities, as well as charges for the write-off of certain generic reader inventories.

In total, the restructuring charge estimated for 2002 is expected to be approximately (euro) 65-68 million, of which:

     Phase 1 -   (euro) 19.3 million charge consisting of (euro) 8.8 million for headcount reductions, (euro) 6.5 million for consolidation of facilities, (euro) 2.2 for other exit costs and (euro) 1.8 million related to fixed asset write-offs.

     Phase 2 -   (euro) 43.1 million charge consisting of (euro) 34.9
                 million for headcount reductions, (euro) 3.1 million for consolidation of facilities, (euro) 0.7 for other exit costs, (euro) 3.3 million related to fixed asset write-offs, and (euro) 1.1 million related to inventory write-offs.

In a third phase (Phase 3), the Company expects to record an additional (euro) 3-6 million restructuring charge related to additional employee terminations, certain adjustments to the restructuring charge to be recorded in France when the total number of employees departing voluntarily is known, and other costs. These costs will be recorded during the second half of 2002.

In 2002, total cash outlays for the restructuring programs are expected to amount to approximately (euro) 54-57 million, of which:

     -    (euro) 6.0 million for the restructuring program implemented in 2001,

     - (euro) 45.0 million for Phase 1 and Phase 2 of the 2002 restructuring program,

     -    (euro) 3-6 million for Phase 3 of the 2002 restructuring program.


Restructuring activity at the end of June 2002 was as follows:

-    Concerning the 2001 restructuring program:


                                                        (in thousands of euros)
-----------------------------------------------------------------------------------------
                                              Reduction of
                                              workforce and
                                               other cash      Non-cash write-
2001 restructuring program                      outflows       offs of assets      Total
-----------------------------------------------------------------------------------------
2001 restructuring charge                        22,022                6,444      28,466
-----------------------------------------------------------------------------------------
Amounts utilized in 2001                        (15,466)
Exchange rate differences                          (379)
Restructuring reserve as at
December 31, 2001                                 6,177
-----------------------------------------------------------------------------------------
Amounts utilized in Q1- 2002                     (3,902)
Exchange rate differences                            30
Restructuring reserve as at March
31, 2002                                          2,305
-----------------------------------------------------------------------------------------

Amounts utilized in Q2- 2002                       (706)
Exchange rate differences                          (140)
Restructuring reserve as at
June 30, 2002                                     1,459
-----------------------------------------------------------------------------------------

-    Concerning the 2002 restructuring program:

                                                        (in thousands of euros)
-----------------------------------------------------------------------------------------
                                             Reduction of
                                             workforce and
                                              other cash       Non-cash write-
2002 restructuring program                    outflows         offs of assets      Total
-----------------------------------------------------------------------------------------
First quarter 2002 restructuring charge          18,065                1,259      19,324
Amounts utilized in first quarter 2002           (4,568)
Exchange rate differences                           (75)
-----------------------------------------------------------------------------------------
Restructuring reserve as at March 31, 2002       13,422
-----------------------------------------------------------------------------------------
Second quarter 2002 restructuring charge         39,059                4,070      43,129
Amounts utilized in second quarter 2002          (6,339)
Exchange rate differences                          (865)
-----------------------------------------------------------------------------------------
Restructuring reserve as at June 30, 2002        45,277
-----------------------------------------------------------------------------------------

8/       Comprehensive income

Certain items defined as other comprehensive income, such as foreign currency translation adjustments, are reported separately from retained earnings and additional paid-in-capital in the shareholders' equity section of the balance sheets.

The components of cumulative other comprehensive income in the shareholders' equity section of the balance sheets as at June 30, 2002 and December 31, 2001, respectively, were as follows:


                                                                 (in thousands of euros)
----------------------------------------------------------------------------------------

                                                      June 30, 2002   December 31, 2001
                                                              (unaudited)
----------------------------------------------------------------------------------------

Cumulative translation adjustment                         (1,878)           (3,567)
Net unrealized gain (loss) on hedging instruments
  qualifying as effective                                  8,572              (401)

----------------------------------------------------------------------------------------
Cumulative other comprehensive income                      6,694            (3,968)
----------------------------------------------------------------------------------------

The components of comprehensive income for the three-month and six-month periods ended June 30, 2002 and 2001, respectively, were as follows:


                                                                                 (in thousands of euros)
--------------------------------------------------------------------------------------------------------
                                                          Three months ended         Six months ended
                                                                June 30,                 June 30,
                                                           2002         2001        2002          2001
                                                          (unaudited)              (unaudited)
--------------------------------------------------------------------------------------------------------
Net loss                                                  (123,067)   (39,791)    (185,530)     (46,950)
--------------------------------------------------------------------------------------------------------
Change in cumulative translation adjustment                  1,681      1,534        1,688          136
Effect of adopting IAS 39 as at January 1, 2001                  -          -            -        9,093
Change in fair value of available-for-sale financial
assets                                                           -        (61)           -         (286)

Change in fair value of derivatives qualifying as
effective hedging instruments                                7,921      1,240        8,973       (6,916)
--------------------------------------------------------------------------------------------------------
Change in cumulative other comprehensive income              9,602      2,713       10,661        2,027
--------------------------------------------------------------------------------------------------------
Comprehensive net loss                                    (113,465)   (37,078)    (174,869)     (44,923)
--------------------------------------------------------------------------------------------------------

9/ Differences between International Accounting Standards and U.S. Generally Accepted Accounting Principles

The Company's consolidated financial statements are prepared in accordance with IAS, which differ in certain respects from generally accepted accounting principles in the United States (U.S. GAAP).

The principal differences between IAS and U.S. GAAP are presented below:


                                                                       (in thousands of euros, except for net income per share)
-------------------------------------------------------------------------------------------------------------------------------
                                                                 For the three months ended          For the six months ended
                                                                           June 30,                            June 30,
                                                                    2002              2001              2002              2001
-------------------------------------------------------------------------------------------------------------------------------
Net loss in accordance with IAS                                 (123,067)          (39,791)         (185,530)          (46,950)
-------------------------------------------------------------------------------------------------------------------------------
Capitalized development costs                                       (627)             (914)           (1,377)             (678)
Share options accounting                                           7,021            35,901             7,267            75,221
Purchase consideration                                              (419)                -              (839)                -
Goodwill amortization                                              7,242                 -            13,378                 -
Other differences                                                    134                23               301                90
Deferred tax effect of U.S. GAAP adjustments                         125               214              (666)              204
-------------------------------------------------------------------------------------------------------------------------------
Total differences between U.S. GAAP and IAS                       13,476            35,224            18,064            74,837
-------------------------------------------------------------------------------------------------------------------------------
Net income (loss) per U.S. GAAP before change in
accounting principle                                            (109,591)           (4,567)         (167,466)           27,887
-------------------------------------------------------------------------------------------------------------------------------
Change in accounting principles - Hedge accounting                     -                 -                 -            (8,807)
-------------------------------------------------------------------------------------------------------------------------------
Net income (loss) per U.S. GAAP                                 (109,591)           (4,567)         (167,466)           19,080
-------------------------------------------------------------------------------------------------------------------------------

Change in cumulative other comprehensive income in
accordance with IAS                                                9,602             2,713            10,661             2,027
Change in effect of IAS/US GAAP adjustments on other
comprehensive income                                              (1,059)              (43)             (979)             (383)
-------------------------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss), net of taxes                    8,543             2,670             9,682             1,644
-------------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss) per U.S. GAAP                       (101,048)           (1,897)         (157,784)           20,724
-------------------------------------------------------------------------------------------------------------------------------

Net income per share
  Basic                                                            (0.18)            (0.01)            (0.28)             0.03
  Diluted                                                          (0.18)            (0.01)            (0.28)             0.03

Number of shares
  Basic                                                      606,619,119       641,804,505       606,204,557       640,258,293
  Diluted                                                    606,619,119       641,804,505       606,204,557       674,758,351


                                                        (in thousands of euros)
-------------------------------------------------------------------------------
                                                   June 30,        December 31,
                                                     2002              2001
                                                  (unaudited)
-------------------------------------------------------------------------------
Shareholders' equity in accordance with IAS         994,409          1,167,762
-------------------------------------------------------------------------------
Capitalized development costs                        (6,895)            (5,518)
Loans related to share options                      (71,856)           (71,856)
Purchase consideration                               (8,943)            (8,104)
Goodwill amortization                                13,378                  -
Effect of IAS / U.S. GAAP adjustments on other
comprehensive income                                 (5,890)            (4,911)
Other differences                                        (9)              (310)
Deferred tax effect of U.S. GAAP adjustments            567              1,224
-------------------------------------------------------------------------------

Total difference between U.S. GAAP and IAS          (79,648)           (89,475)
-------------------------------------------------------------------------------
Shareholders' equity in accordance with US GAAP     914,761          1,078,287
-------------------------------------------------------------------------------

10/      Presentation of the consolidated statement of income

For years ended prior to or on December 31, 2001 and for purposes of filing the Company's Annual Report on form 20-F with the U.S. Securities and Exchange Commission, the consolidated statements of income prepared in accordance with IAS include goodwill amortization above operating income (loss).

As a result of the adoption of SFAS 142 as of January 1, 2002, the Company no longer amortizes goodwill under US GAAP (see Note 11). Consequently, goodwill amortization no longer represents a presentation difference between operating income (loss) under IAS and operating income (loss) under US GAAP.

The operating income (loss) would have been as follows under US GAAP:


                                                                      (in thousands of euros)
-----------------------------------------------------------------------------------------------

                                       Three months ended June 30,   Six months ended June 30,
                                            2002          2001          2002          2001
                                               (unaudited)                 (unaudited)
-----------------------------------------------------------------------------------------------
Operating loss per IAS                    (67,356)     (40,831)      (134,031)     (43,352)
Goodwill amortization                      (7,242)      (6,711)       (13,378)     (14,436)
-----------------------------------------------------------------------------------------------
Operating loss - US presentation          (74,598)     (47,542)      (147,409)     (57,788)
-----------------------------------------------------------------------------------------------
Goodwill amortization                       7,242            -         13,378            -
Purchase consideration                       (419)           -           (839)           -
Capitalized development costs                (627)        (914)        (1,377)        (678)
Share options accounting                    7,021       35,901          7,267       75,221
Interest accrued on loans
related to share options                      863         (519)         1,706        1,796
Other differences                             134           23            301           90

-----------------------------------------------------------------------------------------------
Operating income (loss) per US GAAP       (60,384)     (13,051)      (126,973)      18,641
-----------------------------------------------------------------------------------------------


11/      New accounting pronouncements under US GAAP

For the presentation of its consolidated net income and total shareholders' equity under US GAAP, the Company adopted the following new standards:

SFAS 142:

On January 1, 2002 the Company adopted the provisions of the Statement of Financial Accounting Standard SFAS N(degree)142, "Goodwill and other intangible assets", issued by the Financial Accounting Standards Board ("FASB") in July 2001. SFAS 142 requires that goodwill and intangible assets with indefinite lives no longer be amortized but be tested for impairment at least annually in accordance with the provisions of SFAS 142. Statement 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values and be reviewed for impairment in accordance with SFAS N(degree)144, "Accounting for the impairment of long-lived assets to be disposed of", which was also adopted on January 1, 2002. For the period ended June 30, 2002, as a result of its adoption, the Company did not recognize amortization expense under US GAAP. The Company has reassessed the useful lives of its intangible assets and has not made any adjustment. The Company did not reclassify any indefinite-life intangible assets from goodwill, nor did the Company reclassify any intangible assets as goodwill. In accordance with SFAS 142, the Company has six months from the date of adoption to complete its initial impairment testing. In the event an impairment loss is determined in the initial phase, the Company has until December 31, 2002 to finalize the calculation or effectively until June 30, 2003, the date on which the Company's Form 20-F is due (six months after year-end). As at June 30, 2002, the Company completed its impairment testing, resulting in no material change to the carrying value of goodwill as a result of the adoption of SFAS 142.


SFAS 144

As mentioned above, the Company adopted SFAS N(degree)144, "Accounting for the impairment or disposal of long-lived assets", which was issued by the FASB on October 3, 2001. SFAS 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of". However, it retains many of the fundamental provisions of that Statement. SFAS 144 also amends the accounting and reporting provisions of APB 30, "Reporting the Results of Operations-Discontinued Events and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", to broaden the definition of what constitutes a discontinued operation, amends the accounting and presentation for discontinued operations, and amends ARB 51, "Consolidated Financial Statements to eliminate the exception to consolidation for a temporarily controlled subsidiary". SFAS 144 is effective for fiscal years beginning after December 31, 2001. The adoption of this standard does not have a material impact on the Company's consolidated net income and total shareholders' equity under US GAAP.


SFAS 141

In July 2001, the FASB issued Statement No 141, "Business Combinations". The provisions of this Statement were required to be adopted immediately. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement 141 also specifies criteria that must be met in order for intangible assets acquired in a purchase method business combination to be recognized and reported apart from goodwill. During the six-month period ended June 30, 2002, the Company has not entered into any business combination transactions.


12/      Related party transactions

During the first half of 2002, the Company paid amounts totaling (euro) 10,629 thousand in connection with the resignation and cessation, respectively, of its former Chief Executive Officer, Mr. Perez, on December 19, 2001 and its former Chairman of the Board of Directors, Dr. Lassus, on January 10, 2002. The payment to Dr. Lassus also included an amount in relation to costs for pledging the shares of the Company held by Dr. Lassus (the shares ultimately were not pledged, as discussed further below).

During 2001, the Company entered into an agreement with a service company whose Chief Executive Officer, Mr. Ronald Mackintosh, also served on our Board of Directors. Mr. Mackintosh served as our interim Chief Executive Officer from December 19, 2001 to August 15, 2002 and has resigned as Chief Executive Officer of the service company effective on December 19, 2001. He remains a member of its board of directors. This service company was appointed to provide an independent review of the Company's management, information, organization and business systems as well as identification and recommendation of remedial action. In 2002, the Company continued to use the services of this company and the total cost recorded in its consolidated statement of income in the first half of 2002 for this arrangement amounted to (euro)831,000.

During the first half of 2002, upon the advice of its external auditors, the Company recorded an interest expense of (euro) 67 million following the write-down of a loan granted to its former Chairman of the Board of Directors, Dr. Lassus. This loan was granted to Dr. Lassus by one of the Company's indirect subsidiaries in 2000 to permit him to exercise stock options, pursuant to his then-current terms of employment. The write-down was recorded to cover the risk of possible non-reimbursement, as the Company has not yet received the guarantees of reimbursement (including a pledge of his option shares) that Dr. Lassus was required to provide, inter alia and as confirmed in the letter agreement signed with him on December 19, 2001. The Company however has not forgiven the loan and still expects to be fully reimbursed by Dr. Lassus. The Company's Board of Directors has established a special committee which recommended that it was appropriate for the Company's indirect subsidiary to take action to seek security for the loan and its repayment. The Company's Board of Directors agreed on the special committee's recommendations based on the opinion of special independent legal counsel.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

         This report contains forward-looking statements reflecting management's current expectations regarding our future financial performance. Such expectations are based on certain assumptions and involve risks and uncertainties. These uncertainties include, but are not limited to:

o    trends in the wireless communication and financial services markets,

o trends in the growth of mobile commerce, mobile banking and internet business,

o    the effect of the adoption of competing technologies in our target markets,

o    the profitability of our market expansion strategy,

o    our ability to develop and take advantage of new software and services,

o our ability to develop and market new chip card technologies to meet market demands,

o    our ability to attract and maintain qualified executives and personnel,

o    our ability to manage our inventories of microprocessor chips,

o challenges to or loss of our intellectual property rights regarding our chip card technology,

o    expected intense competition in our main markets,

o    our ability to implement our restructuring plans effectively, and

o trade risks, legal risks, and social and economic risks, and other risks that are described in our filings with the U.S. Securities and Exchange Commission.

         You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date hereof. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent that as a result of fulfilling our disclosure obligations under the U.S. securities laws and regulations, we determine that such an update is necessary.


Results of Operations



Second quarter 2002 compared with second quarter 2001


         Net Sales

         Net sales for the second quarter ended June 30, 2002 amounted to (euro)
209.8 million, a 17% decrease compared with net sales of (euro) 252.3 million for the same period in 2001. Excluding our disposed operations, i.e. the SkiData and Tag activities sold during the third quarter of 2001, net sales recorded in the second quarter of 2001 amounted to (euro) 235.9 million, resulting in an adjusted 11% decrease of net sales in the second quarter of 2002 as compared to the same period in 2001. Approximately 3% of this decrease in net sales was due to the impact of currency exchange rate movements, as the dollar was at its peak against the Euro in June 2001 but has declined in the second quarter of 2002. The second quarter of 2001 was the first quarter in which revenues were impacted by the slowdown in wireless telecom sales.

         The decrease in net sales was mainly concentrated in our telecommunications segment, which consists of wireless products, prepaid phone cards and other products. Sales in our telecommunications segment decreased 15% in the second quarter of 2002 as compared to the same period in 2001. This decrease was primarily attributable to pressure from a competitive market resulting in lower prices, primarily in Asia and Europe during the second quarter of 2002. Net sales also decreased due to a decline in prepaid phone cards, which was mainly driven by lower demand in the Americas and Asia.

         Net sales in the financial services and security segment, which consists of products and services based on chip card technology in areas such as financial services, identification, health care, corporate security, loyalty programs, transportation access, pay-television applications, as well as magnetic stripe plastic cards for banking applications and smart card readers and interfacing technologies, were essentially flat, decreasing by 2% in the second quarter of 2002 as compared to the same period in 2001.

         The following table shows the breakdown of our net sales in the three-month periods ended June 30, 2002 and 2001 by market segment.

                                             Three months ended
                                                  June 30,
                                         -------------------------  ----------
                                            2002           2001      % change
                                         ----------     ----------  ----------
                                            (millions of euros)
Telecommunications.......................   141.8          166.7       (15%)
Financial services and security .........    68.0           69.2        (2%)
Disposed operations(*) ..................     -             16.4      (100%)
                                            -----           ----      ------
Total....................................   209.8          252.3       (17%)
                                            =====          =====       =====

(*) includes SkiData and Tag activities, which we sold during the third quarter of 2001.

         Wireless products accounted for half of the decrease in net sales in the telecommunications segment. We recorded net sales of wireless products and services of (euro) 103.5 million in the second quarter of 2002, representing a decrease of 9% as compared to (euro) 113.4 million recorded in the second quarter of 2001. During the second quarter of 2002, the decrease resulted primarily from price pressure experienced in the wireless market in all regions, the effect of which was only partially offset by higher volume, as we sold approximately 38% more units in the second quarter of 2002 compared with the same period a year ago.

         The rest of the decrease in net sales in the telecommunications segment was attributable to phone card sales, resulting from lower demand in all regions, with a significant slowdown in the Americas and Asia, and price pressure in the phone card market.

         As a result of decreased revenues, the telecommunications segment represented 68% of our revenues in the second quarter of 2002, as compared to 71% of our revenues in the second quarter of 2001 (excluding disposed operations).

         The slight decrease in the financial services and security segment sales resulted primarily from lower demand for non-strategic business products, such as plastic and magnetic stripe cards, as well as Other Equipment Manufacturers products ("OEM" products) and contactless cards for transport activity, which was only partly offset by strong growth in chip card sales in the second quarter of 2002 as compared to the same period in 2001.

         The proportion of the financial services and security segment in our total revenues increased in connection with the decline in sales in the telecommunications segment. As a result, the financial services and security segment represented 32% of our revenues in the second quarter of 2002, as compared to 29% of our revenues in the second quarter of 2001 (excluding disposed operations).

         During the second quarter of 2002, our net sales decreased in the Americas and in Asia, and remained stable in the Europe, Middle East and Africa region, as compared to the same period in 2001.

         The following table breaks down our net sales among our three regions:

                                           Three months ended
                                               June 30,
                                       --------------------------
                                         2002              2001      % change
                                       -------          ----------  ----------
                                          (millions of euros)
Europe, Middle East and Africa.........  104.3              106.6        (2%)
Asia...................................   63.2               74.6       (15%)
Americas...............................   42.3               54.7       (23%)
Disposed operations....................  -                   16.4      (100%)
                                         -----               ----      ------
Total..................................  209.8              252.3       (17%)
                                         =====              =====       =====


         The Europe, Middle East and Africa region, which represented 50% of the second quarter net sales in 2002, experienced a slight decrease of 2% as compared to the same period in 2001, excluding our disposed operations. This resulted from a decrease of net sales in our telecommunication segment due to pressure on SIM card prices despite stronger demand for wireless products and from lower demand in non-strategic businesses such as plastic and contactless card products within our financial and security services segment. The decrease was partly offset by stronger demand in the banking segment, primarily in Germany and in France.

         The Asia region, which represented 30% of the second quarter net sales in 2002, decreased 15% from the same period in 2001. This primarily reflected the significant pressure on wireless sales prices despite higher shipments of wireless products in Asia and was combined with a decrease in the financial services and security segment net sales due to lower demand for contactless products in Pacific Asia.

         The revenue in the Americas, which represented 20% of the second quarter net sales in 2002, decreased 23% from the same period in 2001, resulting primarily from lower demand for phone cards in Latin America and lower demand for financial services products.

         Gross profit

         Gross profit decreased 48% from (euro) 92.7 million in the second quarter of 2001 to (euro) 48.4 million in the second quarter of 2002. Our gross margin decreased from 36.7% in the second quarter of 2001 to 23.1% in the second quarter of 2002. Excluding disposed operations, gross profit decreased 43% from
(euro) 85.2 million in the second quarter of 2001 to (euro) 48.4 million in the same period in 2002 and our gross margin decreased from 36.1% in the second quarter of 2001 to 23.1% in the second quarter of 2002.

         Three unfavorable factors contributed to the decline in our gross profit in the second quarter of 2002. First, the wireless industry faced stronger price pressure on SIM cards compared to the second quarter of the prior year. Second, the business mix between the telecommunications and the financial services and security segments was unfavorable with a higher proportion of sales in our financial services and security segment where we generate lower margins. Financial services and security gross profit remained below that of telecommunications, and both decreased in the second quarter of 2002. Third, the second quarter of 2001 included a one-time favorable (euro) 10 million royalty expense adjustment resulting from the partial reversal of a provision for a patent claim that was settled as of June 30, 2001.

         The following table breaks down our gross profit and gross margin by segment.


                                                          Three months ended June 30,
                                                          ---------------------------
                                                      2002                           2001
                                                      ----                           ----
                                          (millions of                     (millions of                  % change in
                                             euros)        (% of sales)          euros)   (% of sales)   gross profit
                                             ------        ------------          ------   ------------   ------------
Telecommunications ..................            34.6            24.4%           66.7           40.0%          (48%)
Financial services and security......            13.8            20.3%           18.5           26.7%          (26%)
Disposed operations .................             -               -               7.5           45.7%         (100%)
                                         ----------------------------------------------------------------------------
Total................................            48.4            23.1%           92.7           36.7%          (48%)
                                                 ====                            ====


         The telecommunications segment gross margin decreased from 40.0% in the second quarter of 2001 to 24.4% in the second quarter of 2002. This decrease was mainly attributable to price pressure on wireless SIM card products and unfavorable regional mix. In addition, gross profit recorded in the second quarter of 2001 was favorably impacted by a one-time royalty expense adjustment resulting from the partial reversal of a provision for a patent claim.

         The financial services and security segment gross margin decreased from 26.7% in the second quarter of 2001 to 20.3% in the second quarter of 2002. The segment gross margin suffered from an unfavorable product mix and from the underabsorption of certain manufacturing fixed costs. In addition, gross profit recorded in the second quarter of 2001 had been favorably impacted by the one-time royalty expense adjustment.



         Operating loss

         We recorded an operating loss before restructuring expenses of (euro)
31.5 million in the second quarter of 2002, compared to an operating loss of
(euro) 19.1 million in the second quarter of 2001 or (euro) 16.1 million in the second quarter of 2001 excluding our disposed operations, SkiData and Tag activities. Operating expenses before restructuring expenses and goodwill amortization decreased by 31% from (euro) 105.1 million in the second quarter of 2001 to (euro) 72.6 million in the second quarter of 2002, as a result of the disposal of our Skidata and Tag businesses, the continued implementation of our restructuring programs and the sustained tight cost controls and improved business processes. Excluding disposed operations, operating expenses before restructuring expenses and goodwill amortization were (euro) 94.6 million in the second quarter of 2001, as compared to (euro) 72.6 million in the second quarter of 2002.

         Research and development expenses decreased 29%, from (euro) 32.6 million in the second quarter of 2001 to (euro) 23.1 million in the second quarter of 2002. Excluding disposed operations, research and development expenses decreased 21%, from (euro) 29.3 million in the second quarter of 2001 to (euro) 23.1 million in the second quarter of 2002. The effects of the implementation of our restructuring plans and tight cost controls brought additional savings compared to the same period in 2001.

         Selling and marketing expenses decreased 39%, from (euro) 46.9 million in the second quarter of 2001 to (euro) 28.5 million in the first quarter of 2002. Excluding disposed operations, selling and marketing expenses decreased by 31% and amounted to (euro) 41.3 million in the second quarter of 2001 compared to (euro) 28.5 million in the second quarter of 2002. The decrease was due to the implementation of our restructuring plans within our business units and the implementation of cost reduction actions on marketing events and related activities.

         General and administrative expenses decreased 18% from (euro) 25.5 million in the second quarter of 2001 to (euro) 21.0 million in the second quarter of 2002. Excluding disposed operations, general and administrative expenses decreased by 13% from (euro) 24.0 million in the second quarter of 2001 to (euro) 21.0 million in the second quarter of 2002, due primarily to a rightsizing of management information system activities and sustained tight cost controls in the second quarter of 2002.

         Goodwill amortization amounted to (euro) 7.2 million in the second quarter of 2002, compared to (euro) 6.7 million in the first quarter of 2001.



         Restructuring expenses

         We recorded a restructuring charge of (euro) 43.1 million in the second quarter of 2002 pursuant to the restructuring and rationalization program announced on February 6, 2002, as compared to a restructuring charge of (euro)
28.5 million incurred in the second quarter of 2001. The restructuring charge recorded in the second quarter of 2002 was attributable to the second phase of the 2002 restructuring program, including the reduction of the workforce primarily in France and Germany and the rationalization of office facilities on a worldwide basis (see Note 7 to our financial statements included in Item 1 of this Form 6-K). The restructuring charge recorded in the second quarter of 2001 was related to the restructuring program announced on May 2, 2001 and was primarily attributable to the closure of a manufacturing facility in Germany, a reduction of the workforce following the combination of our financial services and internet business security activities, and the rationalization of office facilities on a worldwide basis.

         Net interest income and expense

         We recorded net interest expense of (euro) 62.3 million in the second quarter of 2002, compared to net interest income of (euro) 1.7 million in the second quarter of 2001. Net interest expense incurred in the second quarter of 2002 included a (euro) 67 million non-cash interest expense following the provision recorded to cover the risk of possible non-reimbursement of a loan granted by one of our indirect subsidiaries in 2000 to Dr. Marc Lassus, our former Chairman of the Board and a current Director. We have not forgiven the loan and expect to be fully reimbursed by Dr. Lassus. Excluding this one-time item, net interest income recorded in the second quarter of 2002 amounted to
(euro) 4.7 million. Interest income primarily reflects interest earned on the substantial equity investments by Texas Pacific Group in February and May 2000, the proceeds of the initial public offering of our ordinary shares in December 2000 and other capital injections from the exercise of warrants and stock options by our shareholders and employees. The difference between the 2001 and 2002 figures primarily resulted from a (euro) 2.9 million interest expense incurred in the second quarter of 2001 following the measurement at amortized cost of an advance made to a trade supplier and from the decrease of interest income following the decrease in our cash balances and the decrease in the market interest rates.

         Other income and expense, net

         We recorded net other expense of (euro) 4.3 million in the second quarter of 2002, compared to net other expense of (euro) 9.5 million in the second quarter of 2001. Net other expense in the second quarter of 2002 was primarily attributable to losses on investments and minority interests. Net other expense in the second quarter of 2001 consisted primarily of foreign exchange losses and minority interests.

         Income tax

         We recorded an income tax credit of (euro) 18.1 million in the second quarter of 2002, representing an effective tax rate of 13.5%, as compared to an income tax credit of (euro) 15.6 million in the second quarter of 2001, representing an effective tax rate of 32%. In the second quarter of 2002, our effective tax rate declined due to the (euro) 67 million non-cash write-down of a loan granted to a director.

         Net loss

         We recorded a net loss of (euro) 123.1 million in the second quarter of 2002, or (euro) 0.20 per share, as compared to a net loss of (euro) 39.8 million in the second quarter of 2001, or (euro) 0.06 per share. The net loss primarily reflected the decline in our operating income, the (euro) 67 million non-cash write-down of a loan granted in 2000 to one of our directors and the (euro) 43.1 million restructuring charge recorded during the second quarter of 2002, as compared to the (euro) 28.5 million restructuring charge recorded during the same period in 2001.


Six months 2002 compared with six months 2001


         Net Sales

         Net sales for the six-month period ended June 30, 2002 amounted to
(euro) 386.3 million, a 29% decrease compared with net sales of (euro) 545.9 million for the same period in 2001. Excluding our disposed operations, i.e. the SkiData and Tag activities sold during the third quarter of 2001, net sales recorded in the six-month period ended June 30, 2001 amounted to (euro) 511.6 million, resulting in an adjusted 25% decrease of net sales in the six-month period ended June 30, 2002 as compared to the same period in 2001. Approximately 1% of this decrease in net sales was due to the impact of currency exchange rate movements.

         The decrease in net sales was mainly concentrated in our telecommunications segment, in which sales decreased 31% in the six-month period ended June 30, 2002 as compared to the same period in 2001. This decrease was primarily attributable to price pressure resulting in lower prices, primarily in Asia and Europe during the six-month period ended June 30, 2002. Net sales also decreased due to a decline in prepaid phone cards, which was mainly driven by lower demand in the Americas and Asia.

         Net sales in the financial services and security segment decreased 6% in the six-month period ended June 30, 2002 as compared to the same period in 2001. The decrease in our financial services and security segment was mainly due to the slowdown of non-strategic business such as plastic and OEM products and contactless cards for transport activity.

         The following table shows the breakdown of our net sales in the six-month periods ended June 30, 2002 and 2001 by market segment.

                                            Six months ended
                                                 June 30,
                                        -------------------------     ----------
                                           2002            2001        % change
                                        ----------      ----------    ----------
                                            (millions of euros)
Telecommunications....................    263.2            380.0         (31%)
Financial services and security ......    123.1            131.6          (6%)
Disposed operations(*) ...............    -                 34.3        (100%)
                                          -----             ----        ------
Total.................................    386.3            545.9         (29%)
                                          =====            =====         =====

(*) includes SkiData and Tag activities, which we sold during the third quarter of 2001.

         In our telecommunications segment, a 32% decrease in net sales of wireless products accounted for most of the decrease in net sales. We recorded net sales of wireless products and services of (euro) 189.4 million in the first half of 2002 as compared to (euro) 278.4 million recorded in the same period in 2001. During the first half of 2002, the decrease reflected primarily price pressure in the wireless market in all regions and lower volume, as we sold approximately 6% fewer units in the six-month period ended June 30, 2002 compared with the same period in 2001.

         Phone card sales decreased 28% in the first half of 2002 compared to the first half of 2001, resulting from lower demand in all regions, with a significant slowdown in the Americas and Asia and price pressure in the phone card market.

         Due to lower revenues, the telecommunications segment represented 68% of our revenues in the first half of 2002, as compared to 74% of our revenues in the first half of 2001 (excluding disposed operations).

         The proportion of the financial services and security segment in our total revenues increased due to the decline in sales in the telecommunications segment. As a result, the financial services and security segment represented 32% of our revenues in the first half of 2002, as compared to 26% of our revenues in the same period in 2001 (excluding disposed operations).

         During the six-month period ended June 30, 2002, our net sales decreased in all regions, as compared to the same period in 2001.

         The following table breaks down our net sales among our three regions:

                                            Six months ended
                                                 June 30,
                                        -------------------------     ----------
                                           2002            2001        % change
                                        ----------      ----------    ----------
                                            (millions of euros)
Europe, Middle East and Africa.......     195.8           245.2          (20%)
Asia.................................     107.5           171.9          (38%)
Americas.............................      83.0            94.5          (12%)
Disposed operations..................      -               34.3         (100%)
                                          -----            ----         ------
Total................................     386.3           545.9          (29%)
                                          =====           =====          =====


         The Europe, Middle East and Africa region, which represented 51% of the net sales of the first half of 2002, decreased 20% from the same period in 2001 excluding our disposed operations. This resulted from the pressure on SIM card prices and lower demand for wireless products and non-strategic businesses such as plastic and contactless products within our financial and security services segment. This was partly offset by favorable sales growth in the financial services sales segment primarily in Germany and France.

          The Asia region, which represented 28% of net sales in the first half of 2002, decreased 38% from the same period in 2001. This primarily reflected the significant pressure on wireless sales prices and was combined with a decrease in the financial services and security segment net sales due to lower demand for contactless products in Pacific Asia.

         Revenues in the Americas, which represented 21% of net sales in the first half of 2002, decreased 12% from the same period in 2001, resulting primarily from lower demand for phone cards in Latin America.

         Gross profit

         Gross profit decreased 56% from (euro) 192.6 million in the first half of 2001, to (euro) 84.5 million in the first half of 2002. Our gross margin decreased from 35.3% in the first half of 2001 to 21.9% in the first half of 2002. Excluding disposed operations, gross profit decreased 53% from (euro)
179.4 million in the first half of 2001, to (euro) 84.5 million in the same period in 2002 and our gross margin decreased from 35.1% in the first half of 2001 to 21.9% in the first half of 2002.

         Three unfavorable factors contributed to the decline in our gross profit in the six-month period ended June 30, 2002. First, the wireless industry faced greater price pressure on SIM cards compared to the first half of the prior year. Second, the business mix between the telecommunications and the financial services and security segments was unfavorable with a higher proportion of sales in our financial services and security segment where we generate lower margins. Financial services and security gross profit remained below that of telecommunications, and both decreased in the six-month period ended June 30, 2002. Third, the first half of 2001 included a one-time favorable
(euro) 10 million royalty expense adjustment resulting from the partial reversal of a provision for a patent claim that was settled as of June 30, 2001.

         The following table breaks down our gross profit and gross margin by segment.


                                                      Six months ended June 30,
                                                      -------------------------
                                                 2002                           2001
                                                 ----                           ----
                                     (millions of                    (millions of                       % change in
                                           euros)        (% of sales)      euros)       (% of sales)   gross profit
                                           ------        ------------      ------       ------------   ------------
Telecommunications ........................ 66.5            25.3%          151.1           39.8%          (56%)
Financial services and security............ 18.1            14.7%           28.3           21.5%          (36%)
Disposed operations .......................  -               -              13.2           38.5%         (100%)
                                           ------------------------------------------------------------------------
Total...................................... 84.6            21.9%          192.6           35.3%          (56%)
                                            ====                           =====


         The telecommunications segment gross margin decreased from 39.8% in the six-month period ended June 30, 2001, to 25.3% during the same period in 2002. This decrease was mainly attributable to price pressure on wireless SIM cards. In addition, gross profit recorded in the six-month period ended June 30, 2001 had been favorably impacted by a one-time royalty expense adjustment resulting from the partial reversal of a provision for a patent claim.

         The financial services and security segment gross margin decreased from 21.5% in the six-month period ended June 30, 2001 to 14.7% during the same period in 2002. The financial services and security segment gross margin suffered from an unfavorable product mix and from the underabsorption of certain manufacturing fixed costs. In addition, gross profit recorded in the six-month period ended June 30, 2001 had been favorably impacted by the one-time royalty expense adjustment.



         Operating loss

         We recorded an operating loss before restructuring expenses of (euro)
85.0 million in the first half of 2002, compared to an operating loss of (euro)
29.3 million in the first half of 2001. The operating loss before restructuring expenses amounted to (euro) 71.6 million in the first half of 2002, compared to an operating loss of (euro) 7.9 million in the first half of 2001, excluding goodwill amortization and our disposed operations, SkiData and Tag activities. Operating expenses before restructuring expenses and goodwill amortization decreased by 25% from (euro) 207.5 million in the first half of 2001 to (euro)
156.1 million in the first half of 2002, as a result of the disposal of our Skidata and Tag businesses, the continued implementation of our restructuring programs and the sustained tight cost controls and improved business processes. Excluding disposed operations, operating expenses before restructuring expenses and goodwill amortization were (euro) 187.3 million in the six-month period ended June 30, 2001, as compared to (euro) 156.1 million in the same period in 2002.

         Research and development expenses decreased 19%, from (euro) 62.3 million in the first half of 2001 to (euro) 50.5 million in the first half of 2002. Excluding disposed operations, research and development expenses decreased 9%, from (euro) 55.6 million in the six-month period ended June 30, 2001 to
(euro) 50.5 million in the same period in 2002. The effects of the implementation of our restructuring plans and tight cost controls brought additional savings compared to the prior period.

         Selling and marketing expenses decreased 35%, from (euro) 92.6 million in the first half of 2001 to (euro) 60.6 million in the first half of 2002. Excluding disposed operations, selling and marketing expenses decreased by 26% and amounted to (euro) 81.8 million in the first half of 2001 compared to (euro)
60.6 million in the first half of 2002. The decrease was due to the implementation of our restructuring plans within our business units and the implementation of cost reduction measures on marketing events and related activities.

         General and administrative expenses decreased 14% from (euro) 52.6 million in the first half of 2001 to (euro) 45.0 million in the first half of 2002. Excluding disposed operations, general and administrative expenses decreased by 10% from (euro) 49.9 million in the first half of 2001 to (euro)
45.0 million in the first half of 2002, due primarily to a rightsizing of management information system activities and sustained tight cost controls in the six-month period ended June 30, 2002.

         Goodwill amortization amounted to (euro) 13.4 million in the first half of 2002, compared to (euro) 14.4 million in the first half of 2001. Goodwill amortization recorded in the first half of 2001 included a one-time (euro) 1.1 million charge resulting from a write-off of goodwill previously recorded from the acquisition of a 21% equity interest in Softcard due to Softcard's decision to cease its operations. The rest of the decrease in goodwill amortization was related to the disposal of our Skidata and Tag businesses.



         Restructuring expenses

         We recorded a restructuring charge of (euro) 62.5 million in the first half of 2002, as compared to a restructuring charge of (euro) 28.5 million in the first half of 2001. The restructuring charge recorded in the first half of 2002 was related to the restructuring and rationalization program announced on February 6, 2002, and included the reduction of the workforce and the rationalization of office facilities on a worldwide basis, pursuant to phase 1 and phase 2 of the 2002 restructuring program. The restructuring charge recorded in the first half of 2001 was related to the restructuring program announced on May 2, 2001 and was primarily attributable to the closure of a manufacturing facility in Germany, a reduction of the workforce following the combination of the our financial services and internet business security activities, and the rationalization of office facilities on a worldwide basis (see Note 7 to our financial statements included in Item 1 of this Form 6-K).

         Net interest income and expense

         We recorded net interest expense of (euro) 57.5 million in the first half of 2002, compared to net interest income of (euro) 10.1 million in the first half of 2001. Net interest expense incurred in the first half of 2002 included a (euro) 67 million non-cash interest expense following the provision recorded to cover the risk of possible non-reimbursement of a loan granted by one of our indirect subsidiaries in 2000 to Dr. Marc Lassus, our former Chairman of the Board and a current Director. We have not forgiven the loan and expect to be fully reimbursed by Dr. Lassus. Net interest income incurred in the first half of 2001 included a (euro) 2.9 million interest expense following the measurement at amortized cost of an advance made to a trade supplier. Excluding these one-time items, net interest income reported in the first half of 2002 amounted to (euro) 9.5 million, as compared to net interest income of (euro) 13 million in the first half of 2001, reflecting primarily the decrease in our cash balances and the decrease in the market interest rate. Interest income primarily reflects the substantial equity investments by Texas Pacific Group in February and May 2000, the proceeds of the initial public offering of our ordinary shares in December 2000 and other capital injections from the exercise of warrants and stock options by our shareholders and employees.

         Other income and expense, net

         We recorded net other expense of (euro) 9.5 million in the first half of 2002, compared to net other expense of (euro) 14.6 million in the first half of 2001. Net other expense in the first half of 2002 was primarily attributable to losses on investments, as well as foreign exchange losses and minority interests. Net other expense in the first quarter of 2001 consisted primarily of foreign exchange losses and minority interests.

         Income tax

         We recorded an income tax credit of (euro) 28.9 million in the first half of 2002, representing an effective tax rate of 14.4%, as compared to an income tax credit of (euro) 15.4 million in the first half of 2001, representing an effective tax rate of 32%. In the first half of 2002, our effective tax rate declined due to the (euro) 67 million non-cash write-down of a loan granted to a director.

         Net loss

         We recorded a net loss of (euro) 185.5 million in the first half of 2002, or (euro) 0.31 per share, as compared to a net loss of (euro) 46.9 million in the first half of 2001, or (euro) 0.07 per share. The net loss primarily reflected the decline in our operating income, the (euro) 67 million non-cash write-down of a loan granted in 2000 to one of our directors, and the (euro)
62.5 million restructuring charge recorded in the first half of 2002, as compared to the (euro) 28.5 million restructuring charge recorded in the same period in 2001.


Liquidity and Capital Resources

         Our financial position remained strong in the first half of 2002. Cash and cash equivalents were (euro) 411.8 million at June 30, 2002 as compared to
(euro) 490.7 million at December 31, 2001. Excluding non-recurring items, primarily restructuring charges, one-time royalty prepayment, amounts paid in connection with a litigation expense and management severance costs accrued in 2001, cash outflows during the first half of 2002 were relatively limited. We also used limited amounts of cash to fund our purchases of property, plant and equipment and investments.

         Operating activities used (euro) 70.9 million of cash during the first half of 2002, compared to (euro) 49.2 million of cash used during the first half of 2001. Net cash used in operating activities in the first half of 2002 was impacted by four non-recurring items: (i) (euro) 15.5 million paid in connection with our restructuring program, (ii) (euro) 11.2 million of a one-time royalty prepayment for the period through 2004, (iii) (euro) 18.1 million paid with respect to the exceptional costs relating to the Humetrix litigation and (iv)
(euro) 10.6 million paid in management severance costs accrued in 2001. Excluding these exceptional items, net cash used in operating activities in the first half of 2002 was limited to (euro) 15.6 million, as a result of significant improvements produced by working capital management. Inventory levels declined (euro) 33 million in the first half of 2002 as compared to December 31, 2001, representing 71 days supply compared to 94 days at the end of the first quarter of 2002 and 135 days at the end of June last year. Accounts receivable declined (euro) 43 million as compared to December 31, 2001, reflecting the lower revenue levels. We reported a record performance with respect to the days of sales outstanding, at 53 days, compared to 63 days at the end of the first quarter of 2002 and 75 days at the end of June last year.

         Net cash used in investing activities in the first half of 2002 was
(euro) 33.1 million, compared to (euro) 122.8 million in the first half of 2001. The decrease in cash used in investing activities was primarily due to the decrease of capital expenditures. Capital expenditures were (euro) 22.3 million in the first half of 2002 as compared to (euro) 71.5 million in the first half of 2001. In the first half of 2002, capital expenditures were made primarily in Europe, and included principally (euro) 11.8 million related to a research and development and office building located in La Ciotat, France, which was under construction as at June 30, 2002 and financed through a sale-leaseback transaction. Cash used in investing activities in the first half of 2002 also included (euro) 12.2 million in connection with investments in start-up technology companies. Cash used in investing activities in the first half of 2001 included a (euro) 13 million cash disbursement for the purchase of 20% of Skidata's issued share capital in anticipation of the sale of this subsidiary which was completed during the third quarter of 2001, as well as investments made primarily in two technology companies in the wireless communications market. Cash used in investing activities in the first half of 2001 also included a (euro) 14 million loan to Mr. Perez, our former Chief Executive Officer, to fund tax liabilities relating to his receipt of a grant of free shares in 2000.

         Financing activities generated (euro) 2.5 million of cash during the first half of 2002, compared to (euro) 6.9 million used by our financing activities during the first half of 2001. The 2002 figure was primarily the result of the (euro) 11.8 million proceeds generated by a sale-leaseback transaction entered into to finance land and a research and development and office building located in La Ciotat, France. Cash generated by financing activities in the first half of 2002 was also impacted by the payment of dividends to minority shareholders of one of our Asian subsidiaries in the amount of (euro) 5.0 million. Negative cash flow from financing activities during the first half of 2001 was principally attributable to the payment of
(euro) 8.0 million concerning expenses incurred in 2000 in connection with sales of equity securities to Texas Pacific Group and with respect to our initial public offering, the purchase of shares of Gemplus S.A. at fair market value for
(euro) 7.0 million and the payment of dividends to minority shareholders of one of our Asian subsidiaries of (euro) 4.3 million.

         We entered into a (euro) 150 million revolving credit facility in 1999 with a syndicate of international banking institutions that bears interest at a floating rate. In July 2000, (euro) 52.5 million of loan commitments under the revolving credit facility expired without being used. Out of the remaining
(euro) 97.5 million, (euro) 24.4 million expired in July 2002, (euro) 24.4 million will expire in July 2003 and (euro) 48.7 million in July 2004. As of June 30, 2002, we had not drawn any amounts under the revolving credit facility.

         We believe that our existing cash resources, our anticipated cash flow from operations and amounts available for drawdowns under our working capital facility are sufficient to provide for our foreseeable near term and medium term liquidity needs. At June 30, 2002, cash and cash equivalents amounted to (euro)
411.8 million.





Item 3. Qualitative Disclosures About Market Risk


         We develop products in our worldwide manufacturing centers and sell these products and provide related services around the world. Generally, our sales are made in the local currency of the place of delivery or where the service is rendered, and part of our manufacturing costs are incurred in the local currency of the place of each of our manufacturing sites. As a result, our results of operations are affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. To minimize the impact of these factors on the profitability of our business and our overall financial performance, we seek to provide cost efficient funding to our business and our subsidiaries and to identify, evaluate and hedge financial risks in cooperation with our subsidiaries around the world.

         Our policy is to hedge against adverse changes in foreign currency rates. The management of our hedging activity is carried out centrally by our corporate treasury in accordance with the objectives and procedures established by management and approved by our Audit Committee. Our operating policies cover specific areas such as foreign exchange risk (including the use of derivative financial instruments), interest rate risk and credit risk. Affiliated companies are not permitted to enter into derivative contracts other than with our corporate treasury. Derivative instruments are used for hedging purposes only.

         Foreign exchange risk

         We measure our foreign exchange exposure based on anticipated and identified transactions, both on purchases and sales. Each of our subsidiaries regularly measures its exposure and reports it to our corporate treasury. Our corporate treasury department seeks to hedge our foreign currency exposure on most of our firm and anticipated purchases and sales commitments denominated in currencies other than its subsidiaries' functional currencies for periods commensurate with its known or forecasted transactions. Our foreign currency hedging contracts generally mature within twelve months. Our corporate treasury uses currency derivative instruments such as foreign exchange forward contracts and foreign exchange option contracts. These derivative instruments are generally traded over-the-counter with major financial institutions. From its trade date, each hedging operation is allocated to an underlying exposure.

         The financing of most of our subsidiaries is managed by our corporate treasury through inter-company current accounts, using foreign exchange spot and forward transactions to convert our cash denominated in euros into the subsidiary's functional currency. We place any excess liquidity in money market investments with not more than three-month maturity dates. Our money market investments are placed with major financial institutions in order to reduce our credit risk exposure.

         In addition, because we have subsidiaries located outside the euro-zone whose functional currencies are different than the euro, the euro-denominated value of our consolidated equity is exposed to fluctuations in exchange rates. Equity changes caused by movements in foreign exchange rates are shown as a translation difference in our consolidation.

         Interest rate risk

         We are not materially exposed to interest rates fluctuations. Our indebtedness was significantly reduced during 2000 with the proceeds of our capital increases and we have few fixed rate borrowings. Cash and cash equivalents are invested in money market accounts that pay interest at a floating rate. Debts and cash are mostly denominated in euros. As of June 30, 2002, we had not entered into any interest rate risk hedging transactions.

         Equity risk in minority investments

         We have several minority equity investments in publicly traded companies. The book value of our minority equity investments in publicly traded companies was totally provided for as of June 30, 2002. Because these investments are relatively small, we currently do not have any outstanding derivative financial instruments to hedge fluctuations in these marketable equity investments.



Part II -Other Information

Item 1.  Legal proceedings

We are subject to legal proceedings, claims, and litigation arising in the ordinary course of business. Our management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on our consolidated financial position, results of operations, or cash flows.


Item 2.  Changes in securities

Not applicable

Item 3.  Default upon senior securities

Not applicable

Item 4.  Submission of Matters to a Vote of Security Holders

At the Annual General Meeting of shareholders held on April 17, 2002 in Luxembourg, our shareholders adopted the following resolutions:

(a) approval of the financial statements of the Company for the year ended December 31, 2001 in their consolidated and unconsolidated form.

(b) allocation of the results of the Company for the year ended December 31, 2001 by allocation of the annual losses to the carry forward account.

(c) grant of discharge to all directors of the Company who have been in office during the year ended December 31, 2001 in respect of the proper performance of their duties for the year ended December 31, 2001.

(d) authorization to the Company, or any wholly-owned subsidiary, to purchase, acquire or receive shares in the Company, from time to time over the stock exchange or in privately negotiated transactions, and in the case of acquisition for value, at a price being no less than (euro) 1 and no more than (euro) 20 and on such other terms as shall be determined by the Board of Directors of the Company, provided such purchase is in conformity with Article 49-2 of the Luxembourg Company Law and with applicable laws and regulations, such authorization being granted for purchases completed on or before October 17, 2003.

(e) appointment of the following eight individuals as directors for a two-year period to end at the annual general meeting deciding on the 2003 accounts (so that the board of directors be composed of thirteen members).

The following individuals were elected to the board of directors: Dr.-Ing. Hasso Freiherr von Falkenhausen, Mr. David Bonderman, Mr. Peter Kraljic, Mr. Daniel Le Gal, Mr. Ronald W. Mackintosh, Mr. Ziad Takieddine, Mr. Gilles Lisimaque and Mr. Thierry Dassault.

The annual meeting resolved to increase the size of the board of directors from 12 to 13 members and to propose Mr. Bonderman as a candidate for election. The extraordinary general meeting of shareholders held on May 15, 2002 ratified the increase of the board size from 12 to 13 members and the election of Mr. Bonderman.

(f) authorization to the board of directors to delegate day to day management to Mr. Ronald W. Mackintosh and to confirm his appointment as interim chief executive officer (administrateur delegue) of the Company and to approve a total remuneration package for the interim chief executive officer.

(g) authorization to the board of directors to appoint a new chief executive officer (administrateur delegue) in replacement of the interim chief executive officer and to delegate day to day management to the new permanent chief executive officer as well as to approve the principles of the total remuneration package for the new permanent chief executive officer in replacement of the interim chief executive officer.

(h) the approval of the principles of the compensation of board members.

(i) reappointment of the independent auditors of the Company, PriceWaterhouseCoopers, for a one-year period to end at the next annual general meeting deciding on the 2002 accounts.

At the Extraordinary Meeting of shareholders held on April 17, 2002 in Luxembourg, our shareholders adopted the following resolutions:

(a) change of the date of the annual general meeting to take place on the last Tuesday of the month of April in each year and thus to amend accordingly the Company's articles of incorporation.

(b) extension of the duration of the authorization to grant stock options within the existing authorized share capital to the beneficiaries of the Gemplus stock option plans until May 31, 2003.

(c) amendment of the number of shares in issue in the Company by the cancellation of the 4,634,859 shares held by the Company pursuant to its share repurchase program without reduction of the issued share capital of the Company but with a consequential increase of the accounting par of the shares in issue in the Company.

(d) reception of further own shares currently held by an indirect subsidiary of the Company up to a total amount of 30,743,679 additional shares without consideration and to cancel the 30,743,679 shares as and when received, without reduction of the issued share capital of the Company.

(e) in view of the above resolution, authorization to any board member or the General Counsel, or the Company Secretary, each acting alone and with full power of substitution, to appear in front of a notary to record the receipt and cancellation of such shares without reduction of the issued share capital and as a consequence thereof to record an amendment of the articles of incorporation of the Company.


At the Extraordinary General Meeting of shareholders held on May 15, 2002 in Luxembourg, our shareholders adopted the following resolutions:

(a) ratification of the decision of the annual general meeting held on April 17, 2002 to increase the number of board members by adding a thirteenth board member.

(b) ratification of the appointment of David Bonderman, a founding partner of Texas Pacific Group, as a board member for a two-year period to end at the annual general meeting deciding on the 2003 accounts.



Item 5.  Other Information

Further information can be found on the Company in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 1, 2002, as amended on July 24, 2002.

Item 6.  Exhibits and other reports on Form 6-K

(a) Exhibits:

Not applicable

(b) Other reports on Form 6-K:

A report on Form 6-K was filed in August 2002 reporting our press release and analysts' presentation dated July 31, 2002, on our results of operations for the second quarter of 2002.

A report on Form 6-K was filed in August 2002 containing our press release of August 15, 2002 indicating that we would make a statement on the appointment of our Chief Executive Officer at the end of August.

A report on Form 6-K was filed in August 2002 containing our press release of August 30, 2002 reporting the appointment of our new Chief Executive Officer, Mr. Mandl.

A report on Form 6-K was filed in September 2002 containing our press release of September 24, 2002 reporting on board changes and a shareholder meeting.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       GEMPLUS INTERNATIONAL S.A.

Date:  September 27, 2002



                                       By:  /s/ Yves Guillaumot
                                            ---------------------------
                                            Name: Yves Guillaumot
                                            Title: Chief Financial Officer



-----------------------------------